UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ASLAN Pharmaceuticals Limited

File No. 333-223920 - CF#35819

ASLAN Pharmaceuticals Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 26, 2018, as amended.

Based on representations by ASLAN Pharmaceuticals Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through February 6, 2021
Exhibit 10.5	through December 20, 2022
Exhibit 10.6	through December 20, 2022
Exhibit 10.7	through December 20, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary